

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Mr. George R. Bason, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

>   **Re: NPS Pharmaceuticals, Inc.**
>   **Schedule TO-C filed January 12, 2015**
>   **Schedules TO-C filed January 14, 2015**
>   **Filed by Knight Newco 2, Inc., Shire Pharmaceutical**
>   **Holdings Ireland Limited and Shire plc**
>   **File No. 005-44877**

Dear Mr. Bason:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-C filed January 12, 2015

1.   We note that slides 1 and 2 of the January 11, 2015 presentation refer to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

Schedules TO-C filed January 14, 2015

2.   We note that slides 2 and 3 of the presentation filed as Exhibit 99.1 refer to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please note that the safe harbor

provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

3.   Please tell us how the filing persons complied with Instruction 3 to paragraph (b)(2) of Exchange Act Rule 14d-2 for the Schedule TO-C that includes extracts from a transcript of a presentation as Exhibit 99.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       William J. Chudd, Esq.
       Davis Polk & Wardwell